Joshua A. Kaufman	Via EDGAR
+1 212 479 6495
josh.kaufman@cooley.com

January 23, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                      Vanessa Robertson

Lisa Vanjoske

Ada D. Sarmento

Mary Beth Breslin

Re:     Addex Therapeutics Ltd

Registration Statement on Form F-1

Filed on December 17, 2019 and amended on January 13, 2020 and January 23, 2020 No. 333-235554

Ladies and Gentlemen:

On behalf of Addex Therapeutics Ltd (the “Company”), we are providing this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 15, 2020 with respect to the Company’s Registration Statement on Form F-1 (No. 333-235554), filed with the Commission on December 17, 2019 (the “Initial Filing”) and amended on January 13, 2020 and January 23, 2020 (“Amendment No. 2” and, together with the Initial Filing and the prior amendments, the “Registration Statement”). The Company is concurrently publicly filing Amendment No. 2 to the Filed Registration Statement (“Amendment No. 2”), which includes changes that reflect the Company’s response to the Comment as well as certain other updates. Set forth below is the Company’s response to the Comment. For your convenience, we have incorporated into this response letter the Comment in italics. The page reference in the text of the Company’s response corresponds to the page number in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1

Compensation of Directors and Executive Management, page 103

1.              Please revise this section to include compensation information for fiscal year 2019, the last full financial year. Refer to Item 6.B of Form 20-F.

Response: In response to the Comment, the Company has revised the disclosure on pages 103, 104 and 105 to include compensation information for fiscal year 2019.

*                                         *                                         *

Cooley LLP 55 Hudson Yards New York, NY 10001
t: (212) 479-6000 f: (212) 479-6275 cooley.com

Please contact me at (212) 479 6495 with any questions or further comments regarding our responses to the Comment.

Sincerely,

/s/ Joshua A. Kaufman
Joshua A. Kaufman

cc:                                Timothy Dyer, Addex Therapeutics Ltd